July 1, 2009

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Stepan Company

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Definitive Proxy Statement on Schedule 14A filed March 19, 2009

File No. 001-11311

Dear Mr. Decker:

We have received the letter dated June 24, 2009, from the staff of the Division of Corporation Finance (the “Staff”) regarding the above filings of Stepan Company (the “Company”) with the Securities and Exchange Commission and the Company’s June 10, 2009, response to the Staff’s comment letter dated May 27, 2009. Our responses to your comments are set forth below. For purposes of referencing our responses, the comments from your letter have been included below prior to each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition, page 41

1.	Your response to comment four from our letter dated May 27, 2009 indicates that the increase in inventories and accounts receivable during 2008 was primarily driven by higher raw material costs. In light of that explanation, please show us how you will revise your future filings to describe why accounts payable balances did not increase in the same manner as inventories. For example, we note that your accounts payable was $117 million as of December 31, 2008 compared to $125 million as of December 31, 2007.

Response – Below is what the revised discussion would look like given the facts and circumstances for the year ended December 31, 2008. The changes from the response submitted in the Company’s June 10, 2009, letter are bolded.

During 2008, accounts receivable and inventories, net of accounts payable, consumed $35.3 million compared to only $3.8 million during 2007, a year-to-year increase of $31.5 million. During 2008 inventories consumed $24.0 million compared to $0.7 million for 2007, driven mainly by higher raw material costs during 2008. Inventories were also increased in anticipation of a planned three-week maintenance shutdown of the phthalic anhydride and polyol production facilities during the fourth quarter of 2008. This planned inventory increase, combined with lower than expected fourth quarter polymer demand brought on by the economic downturn, resulted in higher inventory levels at December 31, 2008. Accounts receivable consumed $19.1 million during 2008 compared to $13.5 million for the prior year due primarily to higher current year sales. Accounts payable and accrued liabilities were a cash source of $7.8 million during 2008 compared to a source of $10.4 million in 2007. Accounts payable did not increase contemporaneously with the rise in inventories due to timing differences between raw material deliveries and related payments, primarily for the planned inventory increase mentioned above.

The unprecedented 2008 increase in crude oil prices led to much higher costs for oil-derived commodity chemicals, which are used as raw materials. Raw material costs are a primary driver to the Company’s working capital, with a direct impact on inventory carrying costs as well as an indirect impact on selling prices and accounts receivable. Despite the weakening economy, the Company has not experienced any significant decline in the payment timing of its receivables and the Company has not changed its own payment practices related to its payables. It is management’s opinion that raw material costs will decrease in 2009 and are, therefore, expected to decrease as a risk factor to the Company’s cash flow.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Condensed Consolidated Financial Statements

Note 2 – Noncontrolling Interests in Consolidated Financial Statements, page 5

2.	We note your response to comment 13 from our letter dated May 27, 2009. While provisions of SFAS 160 are not required to be applied to immaterial items, we note that you have provided all the other disclosures required by SFAS 160. Therefore, in the interest of transparency and consistency, we believe it would be meaningful to investors if you considered including the reconciliation described in paragraph 38(c) of SFAS 160.

Response – The Company will include the reconciliation described in paragraph 38(c) of ARB 51, as amended by SFAS 160, in future filings, beginning with Form 10-Q for the three and six-month periods ending June 30, 2009.

If you have additional questions or comments, you may contact me at (847) 501-2164.

Sincerely,

James E. Hurlbutt
Vice President and Chief Financial Officer

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